                        December 14, 2007

Mr. Daniel L. Gordon
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re: Integrity Mutual Funds, Inc.
Form 10-KSB for the year ended December 31, 2006
Forms 10-QSB for the periods ended March 31, 2007,
June 30, 2007 and September 30, 2007
File No. 0-25958

Dear Mr. Gordon:

Reference is made to the letter dated December 4, 2007 addressed to Mark R. Anderson, the Chief Executive Officer, President and Director of Integrity Mutual Funds, Inc., a North Dakota corporation (the "Company"), from the Securities and Exchange Commission (the "Commission"), with respect to the above-referenced filings on Forms 10-K and 10-Q of the Company (the "Comment Letter").

On behalf of the Company, I am writing to respond to the Comment Letter.  For the convenience of your review, set forth below are the comments contained in the Comment Letter followed by the Company's responses.

Exhibits 31.1 and 31.2

1.    Please amend your Form 10-KSB for the year ended December 31, 2006 and Forms 10-QSB for the quarters ended March 31, 2007, June 30, 2007, and September 30, 2007, to conform your certifications to the exact wording as provided in Item 601(b)(31) of Regulation S-B.  In addition, please confirm for us that these changes will be incorporated into all future filings.

The Company amends its Form 10-KSB for the year ended December 31, 2006 and Forms 10-QSB for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007, solely to conform its certifications to the exact wording as provided in Item 601(b)(31) of Regulation S-B.  Such changes will be incorporated into all future filings.

In addition, the Company acknowledges that:

-   the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions you may have.  My phone number is (701) 852-5292.

Sincerely,

By: /s/ Heather Ackerman
Heather Ackerman
Integrity Mutual Funds, Inc.
Chief Financial Officer